MESA LABORATORIES, INC.

12100 WEST SIXTH AVENUE

LAKEWOOD, COLORADO 80228

April 20, 2015

By Edgar

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549-3561

Attn:	Katherine Maher

Re:	Mesa Laboratories, Inc. (the “Company”) Registration Statement on Form S-3 Amendment No. 1 Filed April 20, 2015 File No. 333-202487

Dear Ms. Maher:

On behalf of the above-captioned Registrant and as its Chief Financial Officer, we are filing herewith Amendment No. 1 to the above-captioned Registration Statement on Form S-3.

This filing includes our responses to the Staff’s telephone comments communicated by you to our SEC counsel, Andrew N. Bernstein, Esq., on March 24, 2015 (the “Telephone Comments”). The numbered responses which follow highlight the nature of our responses in the edgarized version of Amendment No. 1.

Telephone Comments Dated March 24, 2015

Where You Can Find More Information , Page 16

1.

We have amended (as well as updated through the date of filing) the list of SEC filings which we incorporate by reference in the “Where You Can Find More Information” section on page 16 to distinguish between the two Forms 8-K filed on April 15, 2015 as (i) Our Report on Form 8-K filed with the SEC dated April 15, 2014 (for event dated April 11, 2014) and (ii) Our Report on Form 8-K filed with the SEC dated April 15, 2014 (for event dated April 15, 2014). We have likewise distinguished between the two Forms 8-K filed on October 2, 2014 as (i) Our Report on Form 8-K filed with the SEC dated October 2, 2014 (for event dated October 1, 2014) and (ii) Our Report on Form 8-K filed with the SEC dated October 2, 2014 (for event dated October 2, 2014).

Securities and Exchange Commission

April 20, 2015

Exhibit 5.1 Legal Opinion of Andrew N. Bernstein, P.C.

2.

The Legal Opinion has been amended in the last sentence of Opinion 2 to opine that the warrants will constitute valid and legally binding obligations of the Company under the laws of the State of Colorado as the jurisdiction governing the warrant agreement.

3.

The Legal Opinion has been amended to eliminate (i) the former final paragraph thereof that provided that the opinion is furnished to the Company “solely for [its] benefit” and (ii) the prior written consent requirement for use of the Legal Opinion.

The Company believes that the foregoing information and revisions respond fully to each of the Staff’s Telephone Comments.

As our securities counsel has discussed with you, we have also included herewith our Request for Acceleration of the Effectiveness of the Registration Statement to Thursday, April 23, 2015, or as soon as practicable thereafter.

Should you have any questions or comments or need any additional information, please contact me at my office (303-565-4828) or contact our securities counsel, Andrew N. Bernstein, Esq., at 303-770-7131.

Thank you for your assistance and cooperation in this filing.

Very truly yours, /s/ JOHN V. SAKYS John V. Sakys, Chief Financial Officer

cc:     Andrew N. Bernstein, Esq.